RULE NO. 424(b)(5)
                                                  REGISTRATION NO. 333-68747

P R O S P E C T U S
-------------------

                            MERRILL LYNCH & CO., INC.
     MAJOR 11 INTERNATIONAL MARKET INDEX TARGET-TERM MITTS SECURITIES(R) DUE
                                DECEMBER 6, 2002
                             "MITTS(R) SECURITIEs"
                          $10 PRINCIPAL AMOUNT PER UNIT

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary when making offers and sales related to market-making transactions in the MITTS Securities.




THE MITTS SECURITIES:                                  PAYMENT AT MATURITY:
o  100% principal protection at maturity             o On the maturity date, for each unit of
o  No payments before maturity date                    the MITTS Securities you own, we will pay
o  Senior unsecured debt securities of                 you an amount equal to the sum of the
   Merrill Lynch & Co., Inc.                           principal amount of each unit and an
o  Linked to the value of the Major 11                 additional amount based on the percentage
   International Index                                 increase, if any, in the value of the
o  The MITTS Securities are listed on the              Major 11 International Index  as described
   American Stock Exchange under the symbol "EEM".     in this prospectus.
                                                     o You will receive no less than the principal
                                                       amount of your MITTS Securities



                INVESTING IN THE MITTS SECURITIES INVOLVE RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.




                                 ---------------

                               MERRILL LYNCH & CO.

                                 ---------------

                     The date of this prospectus is June 24, 1999.


"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.




                               TABLE OF CONTENTS
                                                                     Page
                                                                     ----

RISK FACTORS...........................................................3

MERRILL LYNCH & CO., INC...............................................7

RATIO OF EARNINGS TO FIXED CHARGES.....................................8

DESCRIPTION OF THE MITTS SECURITIES....................................9

THE INDEX.............................................................16

OTHER TERMS...........................................................22

PROJECTED PAYMENT SCHEDULE............................................25

WHERE YOU CAN FIND MORE INFORMATION...................................26

INCORPORATION OF INFORMATION WE FILE WITH THE SEC.....................26

PLAN OF DISTRIBUTION..................................................27

EXPERTS...............................................................27





                                  RISK FACTORS

         Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT

         You should be aware that if the average value of the index over five trading days shortly before the maturity date is less than 100, the value of the index on the date the MITTS Securities were priced, we will pay you only $10 for each unit of the MITTS Securities you own. This will be true even if, at some time during the life of the MITTS Securities, the value of the index was higher than 100 but later falls below 100.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Merrill Lynch & Co., Inc. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE RETURN OF OWNING THE STOCKS INCLUDED IN THE
INDEX

         The AMEX calculates the index by reference to the sub-indices comprising eleven major international market indices that reflect the prices of the common stocks included in those sub-indices without taking into consideration the value of dividends paid on those stocks, except in the case of the Deutscher Aktienindex Sub-Index which reflects dividends paid on its underlying common stocks. Your return on your MITTS Securities will not reflect the return you would realize if you actually owned all of the stocks underlying the index and received the dividends paid on those stocks because, except as noted above, the value of the index is calculated by reference to the prices of the stocks included in the index without taking into consideration the value of dividends paid on those stocks.

YOUR RETURN MAY BE AFFECTED BY CURRENCY EXCHANGE RATES

         Although the stocks comprising the sub-indices are traded in currencies other than U.S. dollars and the MITTS Securities are denominated in U.S. dollars, we will not adjust the amount payable at maturity for currency exchange rates in effect at the maturity of the MITTS Securities. Any amount in addition to the principal amount of each unit payable to you at maturity is based solely upon the percentage increase in the index. Changes in exchange rates, however, may reflect changes in the relevant European, Australian and Asian economies which in turn may affect the value of the sub-indices and the MITTS Securities.

YOUR RETURN MAY BE AFFECTED BY FACTORS AFFECTING INTERNATIONAL SECURITIES
MARKETS

         The underlying stocks that constitute the sub-indices have been issued by companies listed on European, Australian and Asian exchanges. You should be aware that investments in securities indexed to the value of European, Australian and Asian securities involve risks. The European, Australian and Asian securities markets may be more volatile than U.S. or other securities markets and may be affected by market developments in different ways than U.S. or other securities markets. Direct or indirect government intervention to stabilize a particular non-U.S. securities market and cross-shareholdings in European, Australian and Asian companies on these markets may affect prices and volume of trading on those markets. Also, there is generally less publicly available information about non-U.S. companies than about U.S. companies that are subject to the reporting requirements of the SEC and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

         Securities prices in Europe, Australia and Asia may be affected by political, economic, financial and social factors in those regions. In addition, recent or future changes in a country's government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, and possible fluctuations in the rate of exchange between currencies are factors that could negatively affect the international securities markets. Moreover, the relevant European, Australian and Asian economies may differ favorably or unfavorably from the U.S. economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Because some sub-indices have a greater weighting than others in calculating the value of the index, fluctuations in the securities markets relating to those sub-indices will have a greater effect on the value of the index than fluctuations in securities markets relating to sub-indices with a lesser weighting.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR THE MITTS SECURITIES IN THE FUTURE

         Although the MITTS Securities are listed on the AMEX under the symbol "EEM", you cannot assume that a trading market will continue to exist for the MITTS Securities. If a trading market in the MITTS Securities continues to exist, there can be no assurance that there will be liquidity in the trading market. The continued existence of a trading market for the MITTS Securities will depend on our financial performance and other factors such as the appreciation, if any, of the value of the index.

         If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

MANY FACTORS AFFECT THE TRADING VALUE OF THE MITTS SECURITIES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR

         The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         THE VALUE OF THE INDEX IS EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. The trading value of the MITTS Securities will depend substantially on the amount by which the index exceeds or does not exceed 100, the value of the index on the date the MITTS Securities were priced for sale to the public. If you choose to sell your MITTS Securities at a time when the value of the index exceeds 100, you may receive substantially less than the amount that would be payable at maturity based on that index value because of the expectation that the index will continue to fluctuate until shortly before the maturity date when the average value of the index over five trading days is determined. If you choose to sell your MITTS Securities when the value of the index is below, or not sufficiently above, 100, you may receive less than $10 per unit of your MITTS Securities. In general, rising dividend rates or dividends per share in the respective home countries related to the common stocks underlying the sub-indices may increase the value of the index while falling dividend rates in these countries may decrease the value of the index. Political, economic and other developments that affect the stocks underlying the index may also affect the value of the index and the value of the MITTS Securities.

         CHANGES IN THE LEVELS OF INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS Securities. Because the MITTS Securities repay, at a minimum, the principal amount at maturity, we expect that the trading value of the MITTS Securities will be affected by changes in interest rates. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease. If U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. In general, if interest rates in the applicable home countries increase, we expect that the trading value of the MITTS Securities will increase. If interest rates in the applicable home countries decrease, we expect the trading value of the MITTS Securities will decrease. However, interest rates in the applicable home countries may also affect the relevant economies and, in turn, the value of the sub-indices. Rising interest rates in the applicable home countries may lower the value of the sub-indices and the MITTS Securities. Falling interest rates in the applicable home countries may increase the value of the index and the value of the MITTS Securities.

         CHANGES IN THE VOLATILITY OF THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS Securities. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the index increases, we expect that the trading value of the MITTS Securities will increase. If the volatility of the index decreases, we expect that the trading value of the MITTS Securities will decrease.

         AS THE TIME REMAINING TO MATURITY OF THE MITTS SECURITIES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE MITTS SECURITIES WILL DECREASE. We anticipate that before their maturity the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the index. This difference will reflect a "time premium" due to expectations concerning the value of the index during the period before their maturity of the MITTS Securities. However, as the time remaining to maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         CHANGES IN DIVIDEND YIELDS OF THE STOCKS COMPRISING THE SUB-INDICES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. If dividend yields on the stocks comprising the sub-indices increase, we expect that the value of the MITTS Securities will decrease, and conversely, if dividend yields on the underlying stock comprising the sub-indices decrease, we expect that the value of the MITTS Securities will increase.

         CHANGES IN OUR CREDIT RATINGS MAY AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon other factors in addition to our ability to pay our obligations under the MITTS Securities, an improvement in our credit ratings will not reduce other investment risks related to an investment in the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities except that we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

AMOUNTS PAYABLE ON THE MITTS SECURITIES MAY BE LIMITED BY STATE LAW

         New York State laws govern the 1983 Indenture under which the MITTS Securities were issued. New York has certain usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the MITTS Securities holders, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY US AND OUR AFFILIATES MAY AFFECT YOUR RETURN

         We and our affiliates may from time to time buy or sell the stocks underlying the index for their own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and the value of the index in a manner that would be adverse to your investment in the MITTS Securities.

POTENTIAL CONFLICTS OF INTERESTS

         Our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated or MLPF&S, is our agent for the purposes of calculating the value of the index and the amount payable to you at maturity. Under certain circumstances, MLPF&S's role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the index. See "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with such arrangement. We did not seek competitive bids for such an arrangement from unaffiliated parties.

                            MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

         o     securities brokerage, trading and underwriting;

         o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

         o asset management and other investment advisory and recordkeeping services;

         o trading and brokerage of swaps, options, forwards, futures and other derivatives;

         o     securities clearance services;

         o     equity, debt and economic research;

         o banking, trust and lending services, including mortgage lending and related services; and

         o     insurance sales and underwriting services.

         We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the MITTS Securities described in this prospectus.


                       RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:

                                                                                                   FOR THE THREE
                                                     YEAR ENDED LAST FRIDAY IN DECEMBER             MONTHS ENDED
                                                      1994     1995     1996     1997      1998    MARCH 26, 1999
                                                      ----     ----     ----     ----      ----   ---------------
Ratio of earnings to fixed charges(a).........        1.2      1.2      1.2      1.2      1.1          1.3

----------
(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.


                       DESCRIPTION OF THE MITTS SECURITIES

         The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture, which is more fully described in this prospectus.

         The MITTS Securities will mature on December 6, 2002.

         While at maturity a beneficial owner of a MITTS Security will receive the principal amount of that MITTS Security plus the Supplemental Redemption Amount described below, if any, there will be no other payment of interest, periodic or otherwise. See "--Payment at Maturity" below.

         The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner prior to maturity. Upon the occurrence of an Event of Default with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "-Events of Default and Acceleration" and "Other
TermsEvents of Default" in this prospectus.

         The MITTS Securities were issued in denominations of whole units.

PAYMENT AT MATURITY

         At maturity, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as provided below. If the Supplemental Redemption Amount is not greater than zero, a beneficial owner of a MITTS Security will be entitled to receive only the principal amount of its MITTS Securities.

         The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:

                                                       (Ending Index Value - Starting Index Value)
principal amount per MITTS Security ($10 per unit) X   (-----------------------------------------) X Participation Rate
                                                       (           Starting Index Value          )


provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

         The "STARTING INDEX VALUE" equals 100.

         The "PARTICIPATION RATE" equals 115%.

         The "ENDING INDEX VALUE" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the index in New York determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Index Value will equal the average or arithmetic mean of the closing values of the index on those Calculation Days, and if there is only one Calculation Day, then the Ending Index Value will equal the closing value of the index on that Calculation Day. If no Calculation Days occur during the Calculation Period because of Market Disruption Events, then the Ending Index Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrences of a Market Disruption Event on that day.

         The "CALCULATION PERIOD" means the period from and including the seventh scheduled Index Business Day prior to the maturity date to and including the second scheduled Index Business Day prior to the maturity date.

         The "CALCULATION DAY" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         The "INDEX BUSINESS DAY" is a day on which the New York Stock Exchange and the AMEX are open for trading and the index or any successor index is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.



HYPOTHETICAL RETURNS

         The following table illustrates, for a range of hypothetical Ending Index Values:

         o the total amount payable at maturity for each $10 principal amount of MITTS Securities,

         o  the total rate of return to beneficial owners of the MITTS
            Securities,

         o the pretax annualized rate of return to beneficial owners of MITTS Securities, and

         o the pretax annualized rate of return of an investment in the stocks underlying the index, which includes an assumed aggregate dividend yield of 2.36% per annum, as more fully described below.



                                        TOTAL AMOUNT
                                        PAYABLE AT                     PRETAX      PRETAX ANNUALIZED
                       PERCENTAGE        MATURITY PER $10  TOTAL RATE   ANNUALIZED    RATE OF RETURN OF
                       CHANGE OVER        PRINCIPAL          OF          RATE       STOCKS UNDERLYING
 HYPOTHETICAL ENDING   THE STARTING       AMOUNT OF      RETURN ON   OF RETURN ON          THE
     INDEX VALUE       INDEX VALUE       SECURITIES     SECURITIES  SECURITIES(1)     INDEX(1)(2)
     -----------       -----------       ----------     ----------  -------------     -----------

         40                -60%            $10.00           0.00%        0.00%         -15.48%
         50                -50%            $10.00           0.00%        0.00%         -11.24%
         60                -40%            $10.00           0.00%        0.00%          -7.73%
         70                -30%            $10.00           0.00%        0.00%          -4.72%
         80                -20%            $10.00           0.00%        0.00%          -2.09%
         90                -10%            $10.00           0.00%        0.00%           0.25%
        100(3)               0%            $10.00           0.00%        0.00%           2.36%
         110                10%            $11.15          11.50%        2.18%           4.28%
         120                20%            $12.30          23.00%        4.16%           6.04%
         130                30%            $13.45          34.50%        5.98%           7.68%
         140                40%            $14.60          46.00%        7.67%           9.20%
         150                50%            $15.75          57.50%        9.24%          10.62%
         160                60%            $16.90          69.00%       10.71%          11.96%
         170                70%            $18.05          80.50%       12.09%          13.22%
          180               80%            $19.20          92.00%       13.40%          14.41%
          190               90%            $20.35         103.50%       14.64%          15.55%
          200              100%            $21.50         115.00%       15.81%          16.63%
          210              110%            $22.65         126.50%       16.93%          17.66%
          220              120%            $23.80         138.00%       18.00%          18.64%
          230              130%            $24.95         149.50%       19.03%          19.59%



(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(2) This rate of return assumes:
(a) an investment of a fixed amount in the stocks underlying the sub-indices with the allocation of this amount reflecting the current relative weights of these stocks in the sub-indices;
(b) a percentage change in the aggregate price of the stocks that equals the percentage change in the index from the Starting Index Value to the relevant hypothetical Ending Index Value;
(c) a constant dividend yield of 2.36% per annum, paid quarterly from the date of initial delivery of MITTS Securities, applied to the value of the index at the end of each quarter assuming this value increases or decreases linearly from the Starting Index Value to the applicable hypothetical Ending Index Value;
(d)      no transaction fees or expenses;
(e) a term for the MITTS Securities from November 26, 1997 to December 6, 2002; and
(f) a final Index value equal to the Ending Index Value. The aggregate dividend yield of the stocks underlying the Sub-Indices as of the close of business on November 20, 1997 was approximately 2.36%.
(3)  The Starting Index Value equals 100.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the resulting total and pretax annualized rate of return will depend entirely on the actual Ending Index Value determined by the calculation agent as provided in this prospectus.

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

         If at any time the method of calculating the index, or its value, is changed in any material respect, or if the index is in any other way modified so that such index does not, in the opinion of the calculation agent, fairly represent the value of the index had any changes or modifications not been made, then, from and after such time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the index as if no changes or modifications had been made, and calculate the closing value with reference to the index, as adjusted. Accordingly, if the method of calculating the index is modified so that the value of the index is a fraction or a multiple of what it would have been if it had not been modified, E.G., due to a split in the index, then the calculation agent shall adjust the index in order to arrive at a value of the index as if it had not been modified, E.G., as if a split had not occurred.

         "MARKET DISRUPTION EVENT" means the occurrence or existence on any Overseas Index Business Day with respect to a sub-index during the one-half hour period that ends at the regular official weekday time at which trading on the Index Exchange related to that sub-index occurs of any suspension of, or limitation imposed on, trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) on (1) the Index Exchange in securities that comprise 20% or more of the value of such sub-index or (2) any exchanges on which futures or options on such sub-index are traded in such options or futures if, in the determination of the calculation agent, such suspension or limitation is material.

         For the purpose of the foregoing definition, (1) a limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular hours of the relevant exchange and (2) a limitation on trading imposed during the course of a day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange will constitute a Market Disruption Event.

         "OVERSEAS INDEX BUSINESS DAY" means, with respect to any sub-index, any day that is, or, but for the occurrence of a Market Disruption Event, would have been, a trading day on the relevant Index Exchange or on any exchanges on which futures or options on the sub-index are traded, other than a day on which trading on any exchange is scheduled to close before its regular weekday closing time.

         "INDEX EXCHANGE" means, with respect to any sub-index, the principal exchange on which the shares comprising that sub-index are traded.

DISCONTINUANCE OF THE INDEX

         If the AMEX discontinues publication of the index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the index (a "Successor Index"), then, upon the calculation agent's notification of any determination to the Trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by the AMEX or any other entity for the index and calculate the Ending Index Value as described above under "Payment at Maturity". Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

         If the AMEX discontinues publication of the index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the index for any Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the index before any discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the Successor Index or value shall be substituted for the index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

         If the AMEX discontinues publication of the index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at such time, then on each Business Day until the earlier to occur of

         o  the determination of the Ending Index Value and

         o a determination by the Calculation Agent that a Successor Index is available,

the calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in THE WALL STREET JOURNAL or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

         Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect trading in the MITTS Securities.

EVENTS OF DEFAULT AND ACCELERATION

         In case an Event of Default with respect to any MITTS Securities shall have occurred and be continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of each unit, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See "Description of MITTS Securities?Payment at Maturity" in this prospectus. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment at the maturity date of the MITTS Securities, whether at their stated maturity or upon acceleration, from and after the maturity date the MITTS Securities shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 6.25% per annum to the extent that payment of any interest shall be legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

GLOBAL SECURITIES

         DESCRIPTION OF THE GLOBAL SECURITIES

         Beneficial owners of the MITTS Securities may not receive physical delivery of the MITTS Securities nor may they be entitled to have the MITTS Securities registered in their names. The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC (DTC, together with any successor thereto, being a "depositary"), as Depositary, registered in the name of Cede & Co. (DTC's partnership nominee). Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or Holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the Trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         DTC PROCEDURES

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of the MITTS Securities, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date identified in a listing attached to the omnibus proxy.

         Principal, premium, if any, and/or interest, if any, payments on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

         EXCHANGE FOR CERTIFICATED SECURITIES

         If:

         o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

         o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

         o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the depositary. In that event, MITTS Securities in definitive form will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

         All payments of principal and the Supplemental Redemption Amount, if any, will be made by ML&Co. in immediately available funds so long as the MITTS Securities are maintained in book-entry form.


                                    THE INDEX

         The AMEX calculates and disseminates the value of the Major 11 International Index on each Index Business Day. The AMEX generally calculates and disseminates the value of the Major 11 International Index based on the most recently reported values of the sub-indices, at approximately 15-second intervals during the AMEX's business hours and the end of each Index Business Day via the Consolidated Tape Association's Network B. The Major 11 International Index value is reported by the AMEX and Bloomberg under the symbol "EUX" and by Reuters under the symbol ".EUX".

DETERMINATION OF INDEX MULTIPLIER FOR EACH SUB-INDEX

         The initial weighting of each sub-index was determined at the close of business on the Pricing Date based on its relative market capitalization. The market capitalization of a stock equals the product of the total number of shares outstanding and the price per share of that stock. The total market capitalization of the stocks comprising each sub-index was determined using the most recently available information concerning the number of shares outstanding for each stock contained in a sub-index and the most recently available price for each share of that stock. Current exchange rates were used to translate this market capitalization information into U.S. dollars. The market capitalizations expressed in U.S. dollars of each sub-index were totaled (the "Total Market Capitalization"). The weighting of each sub-index was then determined and equals the percentage of the market capitalization for such sub-index relative to the Total Market Capitalization. The Index Multiplier for each sub-index was then calculated and equals:

         o  the weighting for such sub-index multiplied by 100, divided by

         o  the most recently available value of such sub-index.

The Index Multipliers were calculated in this way so that the index would equal
100.00 on the Pricing Date.

         The Index Multiplier for each sub-index will remain fixed, except that the AMEX may adjust the Index Multiplier in the event of a significant change in how a sub-index is calculated. There will be no periodic rebalancing of the index to reflect changes in the relative market capitalizations of the sub-indices.

         COMPUTATION OF THE MAJOR 11 INTERNATIONAL INDEX

         The AMEX calculates the Major 11 International Index by totaling the products of the most recently available value of each sub-index and the index multiplier applicable to each sub-index. Because the sub-indices are based on stocks traded on exchanges in Europe, Asia and Australia, once the applicable exchanges close and the values of the sub-indices become fixed until these exchanges reopen, the value of the Major 11 International Index will be fixed.

         The following is a list of the sub-indices and certain information concerning each sub-index. All disclosure contained in this prospectus supplement regarding the sub-indices is derived from publicly available information.

         FINANCIAL TIMES 100 INDEX--"FTSE 100"

         DESCRIPTION OF FTSE 100: The FTSE 100 is intended to provide an indication of the pattern of common stock price movement of the 100 common stocks with the largest market capitalization on the London Stock Exchange.

         PUBLISHER:  FTSE International Limited

         REQUIRED DISCLOSURE: The FTSE is a registered trademark of the London Stock Exchange Limited and the Financial Times Limited.

         NIKKEI STOCK AVERAGE, "NIKKEI 225"

         DESCRIPTION OF NIKKEI 225: The Nikkei 225 is intended to provide an indication of the pattern of common stock price movement of the 225 most actively traded common stocks on the Tokyo Stock Exchange. The Nikkei 225 is a modified price-weighted index which means that an underlying stock's weight in the Nikkei 225 is based on its price per share rather than the total market capitalization of the issuer.

         PUBLISHER:  Nihon Keizai Shimbun, Inc. ("NKS")

         REQUIRED DISCLOSURE: NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225. The MITTS Securities are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this prospectus supplement that NKS makes any representation or warranty, implied or express, to ML&Co., the holders of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities in particular or the ability of the Nikkei 225 to track general stock market performance. NKS has no obligation to take the needs of ML&Co. or the holders of the MITTS Securities into consideration in determining, composing or calculating the Nikkei 225. NKS is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the MITTS Securities to be issued or in the determination or calculation of the equation by which the MITTS Securities are to be settled in cash. NKS has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.

         NKS has consented to the use of and reference to the Nikkei 225 in connection with the MITTS Securities.

         DEUTSCHER AKTIENINDEX--"DAX(R)"

         DESCRIPTION OF DAX: The DAX is a total rate of return index measuring the performance of 30 common stocks on the Frankfurt Stock Exchange selected on the basis of their market capitalization and trading volume. A total rate of return index reflects both the price performance of the relevant common stocks as well as the dividends paid on these common stocks.

         PUBLISHER:  Deutsche Borse AG

         "DAX" is a registered trademark of Deutsche Borse AG.

         SWISS MARKET INDEX--"SMI(R)"

         DESCRIPTION OF SMI: The SMI is intended to provide an indication of the pattern of common stock price movement of common stocks with the largest market capitalization and greatest liquidity on the Geneva, Zurich and Basle Stock Exchanges.

         PUBLISHER:  Swiss Exchange SWX

         REQUIRED DISCLOSURE: These MITTS Securities are not in any way sponsored, endorsed, sold or promoted by the Swiss Exchange SWX and the Swiss Exchange SWX makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the SMI index (the "Index") and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The Index is compiled and calculated solely by the Swiss Exchange SWX. However, the Swiss Exchange SWX shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and the Swiss Exchange SWX shall not be under any obligation to advise any person of any error therein.

         SMI(R) is a registered trademark of the Swiss Exchange SWX.

         COMPAGNIE DES AGENTS DE CHANGE 40 INDEX--"CAC 40"

         DESCRIPTION OF CAC 40: The CAC 40 is intended to provide an indication of the pattern of common stock price movement of the 40 common stocks with the largest market capitalization on the Paris Bourse.

         PUBLISHER:  SBF-Paris Bourse

         REQUIRED DISCLOSURE: "CAC 40" is a registered trademark of the Societe des Bourses Francaises-Paris Bourse, which designates the index that the SBF-Paris Bourse calculates and publishes. Authorization to use the index and the "CAC 40" trademark in connection with the MITTS Securities has been granted by license.

         The SBF-Paris Bourse, owner of the trademark and of the index, does not sponsor, endorse or participate in the marketing of the MITTS Securities. The SBF-Paris Bourse makes no warranty or representation to any person, express or implied, as to the figure at which the said index stands at any particular time, nor as to the results or performance of the MITTS Securities. Neither shall the SBF-Paris Bourse be under any obligation to advise any person of any error in the published level of the index.

         AMSTERDAM EXCHANGES-INDEX(R)--"AEX-INDEx(R)"

         DESCRIPTION OF AEX: The AEX is intended to provide an indication of the pattern of common stock price movement of the 25 common stocks with the largest market capitalization on the Amsterdam Stock Exchange.

         PUBLISHER:  AEX-Optiebeurs nv

         REQUIRED DISCLOSURE: "The AEX-index is a REGISTERED trademark of ASX Operations Pty Limited ("ASXO"), a wholly owned subsidiary of the Australian Stock Exchange Limited. ASXO has granted a licence for the use of the index on the basis that ASXO does not expressly or impliedly approve, endorse, make any judgement or express any opinion in respect of the MITTS Securities or any Index Products issued by the Licensee."

         MILANO ITALIA BORSA 30 INDEX--"MIB 30"

         DESCRIPTION OF MIB 30: The MIB 30 is intended to provide an indication of the pattern of common stock price movement of common stocks with the largest market capitalization and greatest liquidity on the Italian Stock Exchange.

         PUBLISHER:  Borsa Italiana S.p.A.

         AUSTRALIA ALL ORDINARIES INDEX--"XAO"

         DESCRIPTION OF XAO: The XAO is a capitalization-weighted index of 274 common stocks listed on the Australian Stock Exchange.

         PUBLISHER:  ASX Operations Pty Limited

         REQUIRED DISCLOSURE: The XAO is a registered trade mark of ASX Operations Pty Limited or ASXO, a wholly-owned subsidiary of the Australian Stock Exchange Limited or ASX. ASXO has granted a license for the use of the XAO on the basis that ASXO does not expressly or by implication approve, endorse, make any judgment or express any opinion in respect of the ML&Co. or the MITTS Securities. ASX and its related corporations, shall have no liability for any claim whatsoever where the claim arises wholly or substantially out of accident or negligence of ASX, its related corporations and their servants and agents as the case may be or acts of third parties; and without in any way limiting the generality of the foregoing, arising out of unavailability of the All Ordinaries Index or non-supply of the All Ordinaries Index.

         OM STOCKHOLM EXCHANGE INDEX--"OMX INDEX"

         DESCRIPTION OF OMX INDEX: The OMX index is intended to provide an indication of the pattern of common stock price movement of the 30 common stocks with the largest volume of trading on the Stockholm Stock Exchange.

         PUBLISHER:  OM Gruppen AB

         REQUIRED DISCLOSURE: The MITTS Securities are not in any way sponsored, endorsed, sold or promoted by OM Gruppen AB or OM and OM makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the OMX index and/or the figure at which the said OMX index stands at any particular time on any particular day or otherwise. The OMX index is compiled and calculated solely by an indexer on behalf of OM. However, OM shall not be liable whether in negligence or otherwise to any person for any error in the OMX index and OM shall not be under any obligation to advise any person of any error in the OMX index.

         All rights to the trademark OMX, OMX INDEX are vested in OM Gruppen AB and are used under a license agreement with OM.

         IBEX 35 INDEX--"IBEX 35"

         DESCRIPTION OF IBEX 35: The IBEX 35 is intended to provide an indication of the pattern of common stock price movement of the 35 common stocks with the greatest liquidity continuously traded and quoted on the Joint Stock Exchange System made up of the Barcelona, Bilbao, Madrid and Valencia stock exchanges.

         PUBLISHER:  Sociedad de Bolsas, S.A.

         REQUIRED DISCLOSURE: Sociedad de Bolsas, S.A. does not warrant in any case nor for any reason whatsoever:

         (a) the continuity of the composition of the IBEX 35 exactly as it is today;

         (b) the continuity of the method for calculating the IBEX 35 exactly as it is calculated today;

         (c) the continuity of the calculation, formula and publication of the IBEX 35;

         (d) the precision, integrity or freedom from errors or mistakes in the composition and calculation of the IBEX 35; and

         (e) the adequacy of the IBEX 35 for the purposes expected in the issue of the MITTS Securities nor for dealing in the same.

         AMEX HONG KONG 30 INDEX--"HK30"

         DESCRIPTION OF HK30: The HK30 is intended to provide an indication of the pattern of common stock price movement of 30 common stocks listed on the Hong Kong Stock Exchange and selected on the basis of market weight, trading liquidity and representation of business industry.

         PUBLISHER:  The American Stock Exchange

         REQUIRED DISCLOSURE: The "AMEX Hong Kong 30 Index" is a service mark of the AMEX. The AMEX in no way sponsors, endorses or is otherwise involved in the issuance of the MITTS Securities, other than the fact that the MITTS Securities will be listed and traded on the AMEX and the AMEX will calculate and disseminate the Major 11 International Index, and the AMEX disclaims any liability to any party for any inaccuracy in the data on which the HK30 is based, for any mistakes, errors or omissions in the calculation, and/or dissemination of the HK30, or for the manner in which it is applied in connection with the issuance of the MITTS Securities.

         AMEX has consented to the use and reference to the term "AMEX Hong Kong 30 Index".

         The publisher of each sub-index will add or delete stocks due to events such as the bankruptcy or merger of the issuer of a stock. The publisher of a sub-index may reevaluate the composition of the stocks underlying the sub-index at specified intervals to assure that they still meet the selection criteria or any ongoing eligibility criteria.

         The publisher of a sub-index is under no obligation to continue the calculation and dissemination of that sub-index and that publisher may change the method by which that sub-index is calculated. The publishers of the sub-indices are under no obligation to take the needs of ML&Co. or the holders of the MITTS into consideration in determining, composing or calculating the sub-indices.

                                   OTHER TERMS

         The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         Series of senior debt securities may from time to time be issued under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of ML&Co. itself as a creditor of the subsidiary may be recognized. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

LIMITATIONS UPON LIENS

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

LIMITATION ON DISPOSITION OF VOTING STOCK OF, AND MERGER AND SALE OF ASSETS BY, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any Voting Stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its Voting Stock, unless, after giving effect to any such transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of Voting Stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

         o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

         o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

MERGER AND CONSOLIDATION

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

         o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

         o pay any amounts due and payable or deliverable with respect to all the Senior Debt Securities; and

         o perform and observe of all of ML&Co.'s obligations under the 1983 Indenture, and

         o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

MODIFICATION AND WAIVER

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of debt securities affected. However, without the consent of each holder of any outstanding debt security affected, no amendment or modification to any Indenture may:

         o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

         o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

         o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

         o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

         o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

         o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The Holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

EVENTS OF DEFAULT

         Each of the following will be Events of Default with respect to senior debt securities of any series:

         o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

         o  default in the payment of any principal or premium when due;

         o  default in the deposit of any sinking fund payment, when due;

         o default in the performance of any other obligation of ML&Co. contained in the Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

         o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

         o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding debt securities of any series of debt securities may waive any Event of Default with respect to that series, except a default:

         o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

         o in respect of an obligation or provision of any Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each series of debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the Holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.




                           PROJECTED PAYMENT SCHEDULE

         Solely for purposes of applying the final Treasury Department Regulations (the "Final Regulations") concerning the United States Federal income tax treatment of contingent payment debt instruments to the MITTS Securities, we have determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal to $3.6261 per unit. This represents an estimated yield on the MITTS Securities equal to 6.25% per annum (compounded semiannually).

         The projected payment schedule, including both projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities, has been determined solely for United States Federal income tax purposes I.E., for purposes of applying the Final Regulations to the MITTS Securities, and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over a term of five years and ten days for the MITTS Securities based upon the projected payment schedule for the MITTS Securities, including both the projected Supplemental Redemption Amount and the estimated yield equal to 6.25% per annum, compounded semiannually, as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities:

                                                                            TOTAL INTEREST
                                                           INTEREST DEEMED  DEEMED TO HAVE
                                                                 TO           ACCRUED ON
                                                            ACCRUE DURING   SECURITIES AS OF
                                                           ACCRUAL PERIOD        END
                                                             (PER UNIT)     OF ACCRUAL PERIOD
                      ACCRUAL PERIOD                                         (PER UNIT)
                      --------------                                          ----------


     November 26, 1997 through December 6, 1997.........      $0.0169          $0.0169
     December 7, 1997 through June 6, 1998..............      $0.3130          $0.3299
     June 7, 1998 through December 6, 1998..............      $0.3228          $0.6527
     December 7, 1998 through June 6, 1999..............      $0.3329          $0.9856
     June 7, 1999 through December 6, 1999..............      $0.3433          $1.3289
     December 7, 1999 through June 6, 2000..............      $0.3540          $1.6829
     June 7, 2000 through December 6, 2000..............      $0.3651          $2.0480
     December 7, 2000 through June 6, 2001..............      $0.3765          $2.4245
     June 7, 2001 through December 6, 2001..............      $0.3883          $2.8128
     December 7, 2001 through June 6, 2002..............      $0.4004          $3.2132
     June 7, 2002 through December 6, 2002..............      $0.4129          $3.6261



-------------
Projected Supplemental Redemption Amount = $3.6261 per unit.

         All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn:
Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.


                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

         o   incorporated documents are considered part of the prospectus;

         o we can disclose important information to you by referring you to those documents; and

         o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

         o   annual report on Form 10-K for the year ended December 25, 1998;

         o   quarterly report on Form 10-Q for the period ended March 26, 1999;
              and

         o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
             February 23, 1999, March 26, 1999, April 13, 1999, April 19,
             1999, May 26, 1999, May 28, 1999 and June 1, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

         o   reports filed under Sections 13(a) and (c) of the Exchange Act;

         o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

         o    any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.


                              PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S may act as principal or agent in these market-making transactions.

         The MITTS Securities may be offered on the AMEX or off the exchange in negotiated transactions or otherwise.

         The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.